Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Period Ended December 31,	Year Ended December 31,		Nine Months Ended September 30,
	2013	2014	2015	2016
Net loss attributable to common stockholders (1)	$(3,833)	$(17,683)	$(38,290)	$(25,520)
Fixed charges
Interest expense
Total fixed charges
Net loss attributable to common stockholders plus fixed charges	$(3,833)	$(17,683)	$(38,290)	$(25,520)

Ratio of earnings to fixed charges (2)	N/A	N/A	N/A	N/A

(1) The deficiency of earning available to cover combined fixed charges and preferred dividends includes non-cash deemed dividends to preferred stockholders and accretion of redemption value of redeemable convertible preferred stock of $1,366 and $8,618 for the years ended December 31, 2014 and 2015, respectively.

(2) Due to the Company’s net loss for the period ended December 31, 2013 and for each of the years ended December 31, 2014 and 2015 and for the nine months ended September 30, 2016, earnings were insufficient to cover combined fixed charges.